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                                                             Exhibit (a)(1)(G)

[Logo: TAIWAN GREATER CHINA FUND]

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Rm. 1001, 10th Fl., 205 DunHua N. Road              www.taiwangreaterchinafund.com
Taipei, Taiwan, R.O.C.                              NYSE: 'TFC'
Tel: 886-2-2715-2988                                Fax: 886-2-2715-3166
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                                                                  August 6, 2004

Dear Shareholder:

    The Taiwan Greater China Fund, a Massachusetts business trust registered under the Investment Company Act of 1940 as a diversified closed-end investment company (the 'Trust'), is offering to purchase up to 10,899,658 shares of its outstanding shares of beneficial interest, par value $0.01 per share (the 'Shares'), at 99% of the Trust's net asset value per Share at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (as defined below), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchase Offer Statement enclosed herewith (the 'Purchase Offer'). Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. You may, however, be charged a fee by a broker, dealer or other institution for submitting the documentation necessary to tender your Shares. It should also be noted that participation in the Purchase Offer will be a taxable transaction.

    On August 3, 2004, the net asset value per Share was $4.36 and the last reported sale price of a Share on the New York Stock Exchange was $3.97, representing a 8.94% discount from the Trust's net asset value per Share. During the period of the Purchase Offer, daily net asset values and market prices for the Shares can be obtained from the Information Agent by calling at
(800) 322-2885 (toll free) or by visiting the Trust's website at www.taiwangreaterchinafund.com.

    The Purchase Offer is explained in detail in the enclosed Purchase Offer Statement and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Purchase Offer. If you desire to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

    Neither the Trust nor its Board of Trustees makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares should be tendered. You are urged to consult with your broker, financial advisor and/or tax advisor before deciding whether to participate in the Purchase Offer. The Trust has been advised that no trustee or officer of the Trust is participating in the Purchase Offer.

    Please note that the Purchase Offer will expire at 5:00 p.m., New York City time, on September 3, 2004, unless it is extended (the 'Expiration Date'). Questions with respect to the Purchase Offer should be referred to MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (toll free).

    On behalf of the Trust, thank you for your continued interest and support.

                                   Sincerely yours,

      /s/ David N. Laux                              /s/ Steven R. Champion
          David N. Laux                                  Steven R. Champion
            Chairman                                          President